SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, issued on December 17, 2004, regarding management changes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: December 17, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

In a move designed to further improve the operational performance at PacifiCorp, ScottishPower announced today that, with effect from 1 January 2005, Ronnie Mercer, currently Group Director, Infrastructure Division, will be appointed Executive Vice President, Operations, PacifiCorp.

As part of our planned Board development programme, David Nish will become the Board Executive Director responsible for Infrastructure Division. David will take up his new position after the company’s year end results and once a suitable successor for his current position is appointed. A comprehensive search will begin immediately for his replacement as Group Finance Director.

David Rutherford, currently Managing Director, Power Systems, will act as Divisional Director, Infrastructure in the interim period between Ronnie’s move to PacifiCorp and David’s appointment to head the Infrastructure Division.

For further information, please contact:

Dominic Fry	Group Director, Corporate Communications	0141 636 4560
Colin McSeveny	Group Media Relations Manager	0141 636 4515